UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		617,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

617,700
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.95%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Mary Bradley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Richard Degnan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Correne S. Loeffler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Suchit Majmudar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 774678403

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Bradley L. Radoff;
(ii)	Mary Bradley;
(iii)	Richard Degnan;
(iv)	Correne S. Loeffler; and
(v)	Suchit Majmudar.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are parties to that certain Joint Filing and Solicitation Agreement (as further described in Item 6) with AB Value Partners, LP (“AB Value Partners”), AB Value Management LLC (“AB Value Management”) and Andrew T. Berger (together with AB Value Partners and AB Value Management, collectively, “AB Value”). As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and AB Value. It is the understanding of the Reporting Persons that AB Value will file a separate Schedule 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning AB Value and its investment in the Issuer.

(b)       The principal business address of Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of Ms. Bradley is Planet Fitness, Inc., 4 Liberty Lane West, Hampton, New Hampshire 03842. The principal business address of each of Messrs. Degnan and Majmudar and Ms. Loeffler are personal residences which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

(c)       The principal occupation of Mr. Radoff is serving as a private investor. The principal occupation of Ms. Bradley is serving as Senior Vice President, Corporate Clubs of Planet Fitness, Inc., a fitness center operator and franchisor. The principal occupation of Mr. Degnan is serving as Senior Vice President of Brand Customer Experience at Frontgate Inc., a luxury home products retailer. The principal occupation of Ms. Loeffler is serving as an energy and finance advisor. The principal occupation of Mr. Majmudar is serving as the Founder and as an Investor and Advisor of 0807 LLC, a consulting and advisory services firm.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 774678403

(f)       Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 617,700 Shares directly owned by Mr. Radoff is approximately $4,677,329, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 27, 2022, AB Value Partners delivered a letter to the Issuer nominating Andrew T. Berger, Mary Bradley, Richard Degnan, Correne S. Loeffler, Suchit Majmudar and Bradley L. Radoff (collectively, the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2022 annual meeting of stockholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 6,207,165 Shares outstanding as of May 16, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 27, 2022.

As of the date hereof, Mr. Radoff directly beneficially owned 617,700 Shares, constituting approximately 9.95% of the Shares outstanding.

As of the date hereof, Mses. Bradley and Loeffler and Messrs. Degnan and Majmudar did not beneficially own any Shares, constituting 0% of the Shares outstanding.

AB Value has represented to the Reporting Persons that it beneficially owns 460,189 Shares. Collectively, AB Value and the Reporting Persons beneficially own 1,077,889 Shares, which represents approximately 17.4% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 460,189 Shares beneficially owned by AB Value.

(c)       None of the Reporting Persons have entered into any transactions in the securities of the Issuer during the past 60 days.

8

CUSIP No. 774678403

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 27, 2022, the Reporting Persons and AB Value (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement, pursuant to which, among other things, each party agreed (a) to solicit proxies for the election of the Nominees at the Annual Meeting, (b) not to purchase or sell securities of the Issuer or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Issuer if it reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing without using its reasonable efforts to give the other members of the Group at least twelve (12) hours prior written notice, (c) not to sell or dispose of any beneficial ownership over any securities of the Issuer prior to the Annual Meeting without the prior consent of AB Value and Mr. Radoff and (d) that AB Value and Mr. Radoff would jointly pay all expenses and costs incurred in connection with the Group’s activities on a percentage basis as follows (i) Mr. Radoff 80% of the expenses and (ii) AB Value 20% of the expenses (provided that AB Value’s expenses are capped at $175,000 unless approved in writing by AB Value); provided, however, that AB Value is solely responsible for paying directly all costs associated with its separate review with its counsel of any filing with the SEC, press release, or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated May 27, 2022.
99.2	Powers of Attorney.

9

CUSIP No. 774678403

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

/s/ Bradley L. Radoff
Bradley L. Radoff Individually and as attorney-in-fact for Mary Bradley, Richard Degnan, Correne S. Loeffler and Suchit Majmudar

10